Exhibit 99.3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for Second Quarter 2018 and Operational Progress

Heidelberg, Germany, August 8, 2018 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies that harness the power of innate and adaptive immunity (NK and T cells), today reported financial and operational results for the quarter ended June 30, 2018.

“We are continuing to progress according to plan with all of our pipeline programs. For our most advanced program, AFM13, clinical development is on track and we are in ongoing discussions with clinical and regulatory experts to define future development paths,“ said Dr. Adi Hoess, Affimed’s CEO. “In addition, we are deepening our understanding of the cellular and molecular mechanisms underlying our engagers’ activation of innate immune cells for tumor cell killing, which is important for advancement and expansion of our pipeline.”

Second Quarter Pipeline Progress

NK cell engager programs

AFM13 (CD30/CD16A)

•	Affimed reported interim data from its Phase 1b combination study of AFM13 with Merck’s Keytruda® (pembrolizumab) in patients with relapsed/refractory Hodgkin lymphoma (r/r HL) at the 23rd Annual Congress of the European Hematology Association (EHA) in Stockholm in June. The combination of AFM13 and pembrolizumab was well tolerated and showed encouraging response rates versus pembrolizumab monotherapy. Affimed plans to provide updated 3- and 6-month results at a scientific or medical conference in the fourth quarter of 2018.

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•	Recruitment has been completed into an investigator-sponsored translational Phase 1b/2a study of AFM13 in patients with relapsed or refractory CD30-positive lymphoma with cutaneous manifestation led by Columbia University. Data from this study suggest AFM13 single-agent activity in this additional indication. The investigators plan to provide results from this study at a scientific or medical conference in the fourth quarter of 2018.

•	Based on the promising data generated to date, Affimed is currently evaluating future clinical development plans for AFM13 and intends to initiate discussions with the U.S. Food and Drug Administration on potential expedited development paths for AFM13.

AFM24 (EGFR/CD16A)

•	Affimed presented data from its AFM24 program at the American Association for Cancer Research (AACR) 2018 Annual Meeting in Chicago in April. AFM24 is designed to treat patients with a variety of EGFR expressing solid tumors with the potential for better efficacy and safety as compared to current therapeutic anti-EGFR monoclonal antibodies that are associated with significant toxicities. Affimed anticipates completing IND-enabling studies by mid-2019.

AFM26 (BCMA/CD16A)

•	Affimed’s AFM26 program is progressing through preclinical development towards IND-enabling studies. Affimed intends to provide an update on this program at a scientific or medical conference in the fourth quarter of 2018.

NK cell engager opportunities

•	Affimed is exploring the combination of AFM13 with adoptive NK cell transfer in preclinical models to enhance efficacy in a collaboration with the MD Anderson Cancer Center (MDACC). In these experiments, MDACC is investigating an allogeneic NK cell product (cord blood derived and activated NK cells). MDACC and Affimed plan to report data on the combination at a scientific or medical conference in the fourth quarter of 2018.

•	Affimed continues investigating the cellular and molecular mechanisms of NK cells and macrophages by which CD16A-specific immune cell engaging antibodies eliminate tumor cells and expects to provide additional data at a scientific or medical conference in the fourth quarter of 2018.

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•	Affimed continues to evaluate additional opportunities to harness innate and adaptive immunity in rational combinations. In June, Affimed entered into a preclinical research collaboration with Nektar Therapeutics whereby the two companies intend to investigate the approach of combining Affimed’s NK cell engagers with Nektar’s cytokine-based products NKTR-214 and NKTR-255 to potentially achieve deeper clinical responses.

T cell engager programs

AFM11 (CD19/CD3)

•	Affimed’s two clinical Phase 1 dose escalation trials with AFM11, a CD19/CD3-targeting tetravalent bispecific T cell engager, in patients with r/r acute lymphocytic leukemia (ALL) and with r/r non-Hodgkin lymphoma (NHL), are actively recruiting patients and dose escalation is ongoing. The ALL study is currently recruiting into the sixth dose cohort, and the NHL study is currently recruiting the fifth dose cohort. Affimed plans to provide an update on AFM11 at a scientific or medical conference in the fourth quarter of 2018.

AMV564 (CD33/CD3), developed by Amphivena

•	Amphivena Therapeutics, Inc. reported initial data from its first-in-human Phase 1 study evaluating AMV564, a T cell engager based on Affimed’s technology platform, in r/r acute myeloid leukemia (AML) at EHA in June. The data demonstrate that AMV564 engages and activates T cells resulting in leukemic cytoreduction. Amphivena has also initiated a Phase 1 dose escalation study of AMV564 myelodysplastic syndrome (MDS). Affimed owns approximately 18.5% of Amphivena (fully diluted) and has recently participated in a convertible bridge financing of Amphivena.

Second Quarter Corporate Updates

•	In June, Mathieu Simon, M.D., a seasoned immuno-oncology expert, was appointed to Affimed’s Supervisory Board. Prior to joining Affimed, Dr. Simon served as Executive Vice President and Chief Operating Officer of Cellectis (Nasdaq: CLLS), a biopharmaceutical company developing CAR-T cell immunotherapies and was a member of the company’s Board of Directors. Dr. Simon is an advisor to the European Commission’s D.G. Research and Innovation and serves as Senior Strategic Advisor to Messier Maris Partners & Associates, an M&A advisory firm based in Paris, London and New York, and serves as a board member for several EU biotech companies.

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•	Affimed strengthened its U.S. presence with the addition of Vatnak Vat-Ho, Vice President, Business Development and Gregory Gin, Head of Investor Relations. Vatnak was previously at Pfizer Inc. (NYSE: PFE) where he most recently served as Senior Director for Strategy, Business Development & Alliances where he was responsible for implementation of new business opportunities for Pfizer Oncology. Gregory has more than 20 years of experience in investor relations with biotechnology, specialty pharmaceutical and medical device companies in multiple therapeutic areas including oncology, and most recently served as Head of Investor Relations for Edge Therapeutics, Inc. (Nasdaq: EDGE).

•	In June, Affimed’s subsidiary AbCheck signed a three-year agreement with MolMed S.p.A. (MLMD.MI) for the development of T and NK cell-based CARs targeting novel tumor antigens. Under the agreement, AbCheck will use its proprietary discovery platform to select, optimize and deliver multiple human single-chain variable fragments, specifically recognizing each MolMed target candidate, thus delivering high-quality human antibodies suitable for clinical development by MolMed.

•	In June, Affimed held its Annual General Meeting of Shareholders. All matters voted on at the meeting were approved by the company’s shareholders.

Financial Highlights

(Figures for the second quarter and six months ended June 30, 2018 and 2017 represent unaudited figures)

Cash and cash equivalents totaled €47.4 million as of June 30, 2018 compared to €39.8 million as of December 31, 2017. The increase was primarily attributable to the net proceeds of €19.7 million from the public offering in February 2018, partially offset by Affimed’s operational expenses.

Net cash used in operating activities was €15.2 million for the six months ended June 30, 2018 compared to €13.1 million for the six months ended June 30, 2017. The increase was primarily related to higher cash expenditure for research and development (R&D) in connection with Affimed’s clinical development programs.

Revenue for the second quarter of 2018 was €0.2 million compared to €0.5 million for the second quarter of 2017. Revenue in the 2018 period was solely derived from AbCheck services while revenue in the 2017 period relates to Affimed’s former collaboration with Amphivena and AbCheck services.

R&D expenses for the second quarter of 2018 were €7.1 million compared to €5.4 million for the second quarter of 2017. The increase was primarily related to higher expenses for AFM13 and AFM11.

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G&A expenses for the second quarter of 2018 were slightly higher at €2.2 million compared to €2.0 million for the second quarter of 2017.

Net loss for the second quarter of 2018 was nearly unchanged at €8.0 million, or €0.13 per common share, compared to a net loss of €7.9 million, or €0.18 per common share, for the second quarter of 2017. The increase in operating expenses was offset by finance income of €1.1 million in the second quarter of 2018, whereas finance costs of €1.2 million were shown in the second quarter of 2017.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. ET. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK™ platform, our

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ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed Investor Contact:

Gregory Gin, Head of Investor Relations

E-Mail: IR@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: A.Alexandru@affimed.com

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AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited consolidated statements of comprehensive loss (in € thousand)

	For the three months ended June 30		For the six months ended June 30

	2017	2018	2017	2018

Revenue	508	150	907	682

Other income – net	93	49	84	38
Research and development expenses	(5,431)	(7,149)	(10,873)	(13,545)
General and administrative expenses	(1,969)	(2,164)	(4,215)	(4,202)

Operating loss	(6,799)	(9,114)	(14,097)	(17,027)

Finance income / (costs) – net	(1,169)	1,100	(1,625)	811

Loss before tax	(7,968)	(8,014)	(15,722)	(16,216)

Income taxes	21	0	20	(1)

Loss for the period	(7,947)	(8,014)	(15,702)	(16,217)

Other comprehensive income
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	0	406	0	211

Other comprehensive income	0	406	0	211

Total comprehensive loss	(7,947)	(7,608)	(15,702)	(16,006)

Loss per share in € per share (undiluted = diluted)	(0.18)	(0.13)	(0.37)	(0.28)

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Affimed N.V.

Consolidated statements of financial position (in € thousand)

	December 31, 2017	June 30, 2018
		(unaudited)

ASSETS
Non-current assets
Intangible assets	65	72
Leasehold improvements and equipment	1,113	1,230
Long term financial assets	0	7,536
	1,178	8,838

Current assets
Inventories	241	267
Trade and other receivables	1,102	1,024
Other assets	800	1,974
Cash and cash equivalents	39,837	47,412
	41,980	50,677
TOTAL ASSETS	43,158	59,515

EQUITY AND LIABILITIES
Equity
Issued capital	468	624
Capital reserves	213,778	237,905
Other reserves	0	7,536
Accumulated deficit	(182,667)	(198,884)
Total equity	31,579	47,181

Non-current liabilities
Borrowings	4,086	2,869
Total non-current liabilities	4,086	2,869

Current liabilities

Trade and other payables	4,180	5,926
Borrowings	3,083	3,083
Contract liabilities	230	456
Total current liabilities	7,493	9,465

TOTAL EQUITY AND LIABILITIES	43,158	59,515

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Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

	For the six months ended June 30
	2017	2018
Cash flow from operating activities
Loss for the period	(15,702)	(16,217)
Adjustments for the period:
- Income taxes	(20)	1
- Depreciation and amortization	169	199
- Gain from disposal of leasehold improvements and equipment	(20)	0
- Share based payments	1,018	937
- Finance income / costs – net	1,625	(811)
	(12,930)	(15,891)
Change in trade and other receivables	(250)	88
Change in inventories	(53)	(26)
Change in other assets	(404)	(1,159)
Change in trade, other payables and contract liabilities	657	1,970
Cash used in operating activities	(12,980)	(15,018)
Interest received	25	58
Paid interest	(128)	(196)
Net cash used in operating activities	(13,083)	(15,156)

Cash flow from investing activities
Purchase of intangible assets	(23)	(26)
Purchase of leasehold improvements and equipment	(349)	(298)
Cash received from the sale of leasehold improvements and equipment	18	1
Cash paid for investments in financial assets	(4,655)	0
Cash received from maturity of financial assets	9,209	0
Net cash used for investing activities	4,200	(323)

Cash flow from financing activities
Proceeds from issue of common shares	17,901	25,042
Transaction costs related to issue of common shares	(1,481)	(1,686)
Proceeds from borrowings	2,500	0
Transaction costs related to borrowings	(11)	0
Repayment of borrowings	0	(1,500)
Cash flow from financing activities	18,909	21,856

Exchange-rate related changes of cash and cash equivalents	(947)	1,198
Net changes to cash and cash equivalents	10,026	6,377
Cash and cash equivalents at the beginning of the period	35,407	39,837
Cash and cash equivalents at the end of the period	44,486	47,412

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Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2017	333	190,862	0	(152,444)	38,751
Issue of common shares	106	15,910			16,016
Equity-settled share based payment awards		1,018			1,018
Issue of warrant note (loan Silicon Valley Bank)		51			51
Loss for the period				(15,702)	(15,702)
Balance as of June 30, 2017	439	207,841	0	(168,146)	40,134

Revaluation shares Amphivena (first time adoption IFRS 9)			7,325		7,325

Balance as of January 1, 2018	468	213,778	7,325	(182,667)	38,904
Issue of common shares	156	23,190			23,346
Equity-settled share based payment awards		937			937
Loss for the period				(16,217)	(16,217)
Other comprehensive income			211		211

Balance as of June 30, 2018	624	237,905	7,536	(198,884)	47,181

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